FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

___________________________________________________________________________________________________

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

  In the fourth quarter of 2005 Prodigy Infinitum (ADSL) services increased 84.4%, billed line equivalents for data increased 32.5% and lines in service increased 7%. Domestic long distance traffic increased 6.9%, outgoing international distance traffic increased 8.7% and local traffic increased 0.8%.
  In Mexico, the EBITDA margin for the twelve months was 51.7%, 0.7 percentage points higher than in 2004. The operating margin increased 1.8 percentage points reaching 36.5%. The consolidated EBITDA and operating margins were 44.9% and 29.9%, respectively.
  At Embratel, total revenues increased 4.2% in the fourth quarter, generating an EBITDA margin of 18.3% and an operating margin of 5.6%, compared with last year's 18.1% and 3.1%, respectively.
  For the twelve months, all of the operations in Latin American reflected revenue growth and positive EBITDA.
  For the twelve months, consolidated investment in the expansion and modernization of the telecommunications platform was 2.109 billion dollars. Of that total, 65.5% was invested in Mexico, 28.1% in Embratel and 6.4% in the rest of the companies in Latin America.
  The company's consolidated net debt (4) increased 12.3% or the equivalent of 692 million dollars, totaling 6.320 billion dollars.
  Earnings per share in the quarter were 0.35 pesos and 0.66 dollars per ADR. For the twelve months, earnings per share were 1.28 pesos and 2.39 dollars per ADR.

(4) Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

Increase of Funds for Share Repurchase: On November 28, 2005 TELMEX's Ordinary Shareholders' Meeting resolved to increase the amount of funds that can be allocated to purchase the Company's own shares by 10 billion pesos. At that date, the balance was approximately 10.149 billion pesos.

4.5 billion pesos Senior Notes: In January 2006 TELMEX sold 4.5 billion pesos of 10-year, 8.75% Senior Notes due 2016 abroad. Approximately 62% of the Senior Notes were purchased by Mexican institutions. The Senior Notes were rated BBB+ by Standard & Poor's and A2 by Moody's.

Payment of Outstanding Balance of Senior Notes due 2006 In January 2006 the outstanding balance of the 1.5 billion dollars Senior Notes due 2006 was paid for the amount of 1.068 billion dollars

Consolidated Income Statements

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

Revenues: In the fourth quarter, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America totaled 41,335 million pesos, a decrease of 2.6% compared with the same period of 2004 mainly due to the decrease of calling party pays, measured service and international long distance revenues. Of total consolidated revenues, voice revenues represented 75.4% and data transmission revenues represented 18.6%. For the twelve months, consolidated revenues totaled 162,948 million pesos, an increase of 12.6% compared with the same period of last year due to the incorporation of the subsidiaries in Latin America, mainly Embratel since August 2004.

Costs and expenses: Costs and expenses in the fourth quarter totaled 28,906 million pesos, 3.7% lower than the same period of the previous year. For the full year, costs and expenses increased 14.3% totaling 114,254 million pesos as result of the consolidation of the subsidiaries in Latin America.

EBITDA (1) and operating income: EBITDA (1) totaled 18,332 million pesos in the fourth quarter, 1.8% lower than the same period of 2004, producing an EBITDA margin of 44.3%. Operating income totaled 12,429 million pesos, at a similar level of the previous year, and the margin was 30.1% in the quarter. For the twelve months, EBITDA (1) and operating income were 73,111 and 48,694 million pesos, producing margins of 44.9% and 29.9%, respectively.

Comprehensive financing cost: Comprehensive financing cost was 2,040 million pesos in the quarter. This result was due to a net exchange loss of 1,607 million pesos from hedges that eliminated the exchange risk of 88.5% of total debt, to a net charge of 1,299 million pesos for interest rate swaps that have allowed that 68.7% of consolidated debt to have a fixed rate, and accrued interest, and also to a gain of 866 million pesos in the monetary position. For the full year, comprehensive financing cost was 5,336 million pesos. The net interest rate in pesos was 7.7%.

Majority net income: Majority net income totaled 7,780 million pesos in the fourth quarter, 27.8% lower than the same period of the previous year mainly due to higher comprehensive financing cost. For the twelve months, majority net income totaled 28,180 million pesos, 0.8% lower than last year. Earnings per share for the fourth quarter, based on the number of shares outstanding at December 31, 2005 (22,045,082,270 shares), were 0.35 pesos compared with 0.46 pesos per share in the same period a year ago, and earnings per ADR were 0.66 dollars compared with 0.78 dollars per ADR in last year's fourth quarter.

Investments: In 2005, consolidated investments totaled 2.109 billion dollars. In Mexico, 1.382 billion dollars were invested, of which 51.9% was used to develop and expand the platform for new generation services and services for access to the data network, 40.3% for the expansion, maintenance and support of the telephone plant and 7.8% for social telephony. In Embratel, investments totaled 593 million dollars, of which 20.6% were used for access infrastructure and local services, 27.1% in data and Internet services, 5.6% in network infrastructure, 26.5% in two satellites to replace the equipment scheduled to be removed from service in 2006 and 2007 and 20.2% on other items. In the rest of the operations in Latin America, 134 million dollars were used for the expansion and support of the infrastructure of the various companies.

Repurchase of shares

During the quarter, the company used 5,856 million pesos to repurchase 495,499,300 of its own shares.

Debt: Gross total debt rose to the equivalent of 8.492 billion dollars compared with 7.993 billion dollars at December 31, 2004. The net increase of 499 million dollars or 6.2% primarily relates to the placement of Senior Notes for 1.750 billion dollars, the repurchase of 432 million dollars of the 1.5 billion dollars Senior Notes that matured in January 2006 and prepayments of approximately 700 million dollars of Embratel's debt. Of total gross debt, 16% is short-term, 90.8% is in foreign currency (11.5% considering currency hedges) and 51.2% carries a fixed rate (68.7% considering interest rate swaps). At December 31, 2005 TELMEX carried out interest rate swaps for 15,900 million pesos with a fixed average rate of 9% at an average term of 7 years, and currency hedges for 6.730 billion dollars, of which 93.9% is related to hedges of dollars to pesos and the rest to hedges of dollars to reais. At year-end, the average exchange rate for hedges was 11.09 pesos per dollar and 2.58 reais per dollar, and 67% of total hedges have a term of more than 12 months.

At December 31, 2005 the company's consolidated net debt (4) increased the equivalent of 692 million dollars to a total of 6.320 billion dollars.

Mexico Operating Results

Lines in service

At year-end, there were 18 million 375 thousand lines in service, an annual increase of 7%, as a result of 1 million 941 thousand connections and 739 thousand disconnections. For the twelve months, 1 million 202 thousand lines were added. In the fourth quarter, 239 thousand lines were added, reflecting 497 thousand connections and 258 thousand disconnections.

Local traffic

During the quarter, 6,638 million local calls were made, an increase of 0.8% compared with the same period of the previous year. For the twelve months, local calls totaled 26,680 million, 0.4% lower than the same period of last year, primarily due to higher wireless and Internet competition.

Long distance traffic

For the full year, domestic long distance traffic rose to 17,853 million minutes, an increase of 6.9%. In the fourth quarter, domestic long distance traffic totaled 4,478 million minutes, 6.9% higher than the same period of 2004. For the twelve months, international long distance outgoing minutes increased 6.8%, totaling 1,790 million minutes. Incoming international long distance minutes totaled 5,341 million minutes, 15.6% higher than the same period of 2004. The incoming-outgoing ratio was 3 to 1 in 2005. In the fourth quarter, international long distance outgoing minutes totaled 449 million minutes and international long distance incoming minutes were 1,562 million minutes, an increase of 8.7% and 28.5%, respectively.

Interconnection

Interconnection traffic totaled 34,796 million minutes in the twelve months, 14.9% more than in the same period of the previous year. For the full year, traffic originated by the cellular system and terminated on TELMEX's network increased 18.7%, interconnection traffic generated by local and long distance operators increased 18.2% and calling party pays interconnection traffic increased 2.8%. In the fourth quarter, interconnection traffic totaled 8,807 million minutes, an increase of 8.9% compared with the same period of 2004.

Corporate networks

In the twelve months, the corporate market of data transmission added 494 thousand billed line equivalents*. At December 31, 2005 TELMEX had 2 million 11 thousand billed line equivalents, 32.5% more than the same period of 2004. In the fourth quarter, 273 thousand billed line equivalents were added, 91% higher than the same period of the previous year.

Internet

At December 31, 2005 there were 2 million 116 thousand Internet access accounts, an annual increase of 21.5%. During the quarter, 91 thousand accounts were added and in the twelve months the gain was of 374 thousand accounts. High speed Prodigy Infinitum (ADSL) accounts totaled 1 million 33 thousand at the end of December, an annual increase of 84.4%. Contributing to that total, 473 thousand Prodigy Infinitum (ADSL) accounts were added in the twelve months and 129 thousand in the fourth quarter.

*64 Kbps billed line equivalents

Mexico Financial Results

Revenues: For the full year, total revenues from operations in Mexico totaled 124,669 million pesos, 2.9% lower than the same period of the previous year. In the fourth quarter, the company's revenues totaled 31,844 million pesos, a decrease of 3.2% compared with the same period of the previous year, mainly due to lower international long distance and interconnection revenues.

  Local: For the twelve months, local revenues decreased 3.6%. In the fourth quarter, local revenues decreased 1.8%, due to the decrease of local rates in real terms and lower local billed traffic.
  DLD: For the full year, DLD revenues decreased 1.6%. In the quarter, DLD revenues increased 2.7% due to higher traffic volume.
  ILD: In 2005, these revenues decreased 8.1% compared with last year even though incoming and outgoing traffic increased during the year. For the twelve months, ILD billed traffic revenues and international settlement revenues decreased 3% and 17%, respectively compared with the same period of 2004. In the fourth quarter, ILD revenues decreased 19.5% compared with the same period of the previous year. ILD billed traffic revenues totaled 1,597 million pesos, 6.1% lower than the same period of last year. International settlement revenues totaled 797 million pesos, 37.4% lower than the fourth quarter of the previous year, in part because the settlement rate decreased 32.1% and also due to a favorable outcome regarding a settlement payment that TELMEX received from international operators in the fourth quarter of 2004 of 279 million pesos. In both cases, revenues declined because incoming and outgoing traffic did not offset the rate reduction per minute in real terms.
  Interconnection: For the twelve months, interconnection revenues decreased 10% due to the decrease of 10.9% in calling party pays revenues and also for the appreciation of the exchange rate that generated lower interconnection revenues from international long distance operators that declined 4.2%. In the fourth quarter, interconnection revenues decreased 15.9%, mainly due to the above mentioned reasons.
  Corporate networks: Revenues from services related to data transmission through private and managed networks increased 3.5% in the twelve months and 2.9% in the fourth quarter due to the increase in billed line equivalents in operation.

  Internet: Revenues from services related to the Internet platform rose 17.3% in the twelve months and 17% in the fourth quarter due to the increase in the number of Prodigy Infinitum (ADSL) customers.

Costs and expenses: For the full year, costs and expenses from the operations in Mexico totaled 79,104 million pesos, an annual decrease of 5.6%. This decrease was due to lower commercial, administrative and general expenses, lower interconnection costs related to the reduction of the calling party pays rate, and lower depreciation and amortization. In the fourth quarter, total costs and expenses totaled 19,859 million pesos, 4% lower than the same period of 2004.

  Cost of sales and services: For the full year, cost of sales and services totaled 29,481 million pesos, a decrease of 4% mainly due to the change in the accounting policy for PC costs related to Internet services that represented 1.6%, and to the reduction of the settlement cost. In the fourth quarter, cost of sales and services decreased 6.2% totaling 7,484 million pesos.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 1.4% totaling 18,422 million pesos in 2005 due to lower advertising and prepaid cards expenses, among others. In the fourth quarter, commercial, administrative and general expenses decreased 2.3%

  Transport and interconnection: For the full year, transport and interconnection costs were 12,331 million pesos reflecting a decrease of 1,210 million pesos or 8.9% due to the reduction of the calling party pays rate. In the fourth quarter, transport and interconnection costs totaled 3,180 million pesos, 3.8% lower than the same period of the previous year.

  Depreciation and amortization: For the twelve months, depreciation and amortization decreased 9.5% totaling 18,870 million pesos due to a lower level of assets to be depreciated and to the impact of the appreciation of the exchange rate. In the fourth quarter, depreciation and amortization totaled 4,581 million pesos, a decrease of 2.2%.

EBITDA (1) and operating income: EBITDA (1) totaled 64,435 million pesos in the twelve months. The EBITDA margin was 51.7%; an increase of 0.7 percentage points compared with last year. Operating income totaled 45,565 million pesos and the operating margin was 36.5% in twelve months, an increase of 1.8 percentage points compared with the same period of the previous year. In the fourth quarter, EBITDA (1) totaled 16,566 million pesos, producing a margin of 52%. The operating margin for the quarter was 37.6%, reflecting operating income of 11,985 million pesos.

Investments: In Mexico total investments were 1.382 billion dollars, of which 51.9% was used for the development and expansion of new generation services platforms and services related to transport and access the data network. Additionally, 40.3% was invested in expansion, maintenance and support of the telephone plant and 7.8% in social telephony.

Debt: Gross total debt rose to the equivalent of 7.8 billion dollars. Of the debt, 16.1% is short-term, 90.5% is in foreign currency (9.5% considering currency hedges), and 51.3% carries a fixed rate (70.3% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 25.3% to 5.906 billion dollars, related to the placement of Senior Notes of 1.750 billion dollars and the repurchase of 432 million dollars of the 1.5 billion dollars Senior Notes issued in January 2001 that matured in January 2006.

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin American subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

For the full year, revenues from the operations in Brazil that include 12 months of TELMEX do Brasil totaled 7,689 million reais, 2.9% higher than the same period of 2004. The increase in revenues was mainly due to higher revenues from the data and local businesses. Data and Internet services represented 25% of total revenues and increased 7.2%. For the full year, costs and expenses totaled 7,065 million reais, 2.5% lower than in 2004. Costs of sales and services increased 4.7% and totaled 752 million reais, explained by charges related to network maintenance (out of guarantee equipment) and software licenses. Transport and interconnection costs decreased 0.1% and represented 48.3% of total costs and expenses. Commercial, administrative and general expenses decreased 7% in the twelve months. For the twelve months, operating income rose to 664 million reais compared with operating income of 231 million reais in 2004. The operating margin was 8.6%. EBITDA (1) totaled 1,728 million reais, producing a margin of 22.5%, compared with EBITDA (1) of 1,409 million reais and a margin of 18.8% in 2004. Net income for the full year was 187 million reais that favorably compares with a net loss of 453 million reais in 2004.

In the fourth quarter, revenues totaled 1,948 million reais, an increase of 2.8% compared with the same period of the previous year. Costs and expenses in the quarter increased 2.4% and totaled 1,877 million reais. In the fourth quarter of 2005, Embratel recognized charges related to FUST (Telecommunications Service Universal Fund) tax for 66 million reais, charges for account conciliation for 36 million reais and provisions for contingencies for 15 million reais. Operating income was 111 million reais, an increase of 76.8% producing a margin of 5.7%. EBITDA (1) reached 357 million reais, 3% higher than last year's fourth quarter, with a margin of 18.3%

Chile

In 2005, revenues from the operations in Chile totaled 65,000 million Chilean pesos, 9.2% higher than the previous year. Costs and expenses were 62,351 million Chilean pesos, 1% lower than in 2004. EBITDA (1) totaled 13,128 million Chilean pesos, producing a margin of 20.2%. Operating income for the twelve months was 2,649 million Chilean pesos with a margin of 4.1%.

In the fourth quarter, revenues were 16,207 million Chilean pesos, 1.1% higher than in the same period of 2004. The voice business, representing 66.4% of total revenues, benefited from higher local traffic levels. Costs and expenses totaled 15,803 million Chilean pesos, 0.8% lower than the fourth quarter of last year. Transport and interconnection decreased 3.1%, and commercial, administrative and general expenses increased 3%. In Chile, operating income reached 404 million Chilean pesos compared with operating income of 101 million Chilean pesos in the same quarter of 2004. The operating margin was 2.5% in the fourth quarter of 2005 compared with an operating margin of 0.6% in the same period of 2004. EBITDA (1) in the quarter was 3,078 million Chilean pesos compared with 2,650 million Chilean pesos in the same period of 2004 with margins of 19% and 16.5%, respectively.

Argentina

For the full year, revenues from the operations in Argentina totaled 301 million Argentinean pesos, 30.6% higher than in 2004. The voice business, which produced 53.4% of total revenues, increased 29.5% due to higher interconnection and long distance revenues. The corporate networks and Internet businesses, which represented 46% of total revenues, increased 40.3% due to the addition of several corporate customers as well as monitoring regional managed networks of the TELMEX Group. Operating costs and expenses increased 16.7% and totaled 300 million Argentinean pesos in the twelve months. Transport and interconnection cost had the highest rate of increase, at 26.7%, and represented 47.8% of total costs and expenses. In the year, operating income totaled 1 million Argentinean pesos compared with an operating loss of 27 million Argentinean pesos last year'. The operating margin was 0.3%. For twelve months, EBITDA (1) totaled 31 million Argentinean pesos, compared with 15 million Argentinean pesos in the same period of 2004.

In the fourth quarter, revenues were 84 million Argentinean pesos, 22.7 higher than the same quarter of 2004. Operating costs and expenses totaled 91 million Argentinean pesos, 23% higher than the fourth quarter of last year due to higher advertising and transport and interconnection costs. In the period, EBITDA was negative in 1.1 million Argentinean pesos compared with 6.2 million Argentinean pesos in the fourth quarter of 2004 with margins of negative 1.3% and positive 9%, respectively.

Colombia

Revenues from these operations during 2005 totaled 112,843 million Colombian pesos, 38.8% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents. Costs and expenses increased 12.3%. Among total costs and expenses, 30.3% related to transport and interconnection and reflected an increase of 41.2%. Commercial, administrative and general expenses increased 10.4% and represented 21.2% of total costs and expenses. Depreciation in the twelve months decreased 15.1%. Operating income in the twelve months totaled 21,582 million Colombian pesos compared with an operating loss of 189 million Colombian pesos last year. The operating margin was 19.1%. EBITDA (1) totaled 44,858 million Colombian pesos for the full year and produced a margin of 39.8%, compared with EBITDA (1) of 27,220 million Colombian pesos and a margin of 33.5% in the same period of 2004.

In the fourth quarter, revenues reached 35,769 million Colombian pesos, an increase of 71.7% compared with the same period of 2004. Costs and expenses increased 24.9% and totaled 26,531 million Colombian pesos. Depreciation decreased 15.7% in the quarter. Operating income and EBITDA (1) for the quarter totaled 9,239 million Colombian pesos and 16,053 million Colombian pesos, with margins of 25.8% and 44.9%, respectively.

Peru

In the twelve months, revenues from operations in Peru totaled 185 million New Soles, 17.8% higher than the previous year. Costs and expenses for the full year were 186 million New Soles 0.8% higher than last year. The operating loss was 1 million New Soles and EBITDA (1) was 45 million New Soles producing a margin of 24.5%.

In the fourth quarter, revenues totaled 52 million New Soles, 34.1% higher than the same period of 2004. The voice business, which represented 64.1% of total revenues, increased 40.4% due to growth in local traffic, mainly from the increase in digital trunks serving the corporate market, as well as interconnection traffic. Costs and expenses in the quarter decreased 7.2% because depreciation decreased 47%. Cost control initiatives only allowed a 1% increase in commercial, administrative and general expenses. Operating income for the quarter totaled 2 million New Soles compared with an operating loss of 16 million New Soles in the same period of 2004. The operating margin for the quarter was 2.9%. EBITDA (1) totaled 14 million New Soles in the fourth quarter producing a margin of 27% compared with EBITDA (1) of 8 million New Soles and a margin of 20.6% in the fourth quarter of last year.

Consolidated Relevant Figures

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

(millions of Mexican constant pesos as of December 2005 unless otherwise indicated)

					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.

Revenues	Ps.	41,335	Ps.	42,456	(2.6)	Ps.	162,948	Ps.	144,677	12.6
EBITDA (1)		18,332		18,662	(1.8)		73,111		68,427	6.8
EBITDA margin (%)		44.3		44.0	0.3		44.9		47.3	(2.4)
Operating income		12,429		12,430	0.0		48,694		44,715	8.9
Operating margin (%)		30.1		29.3	0.8		29.9		30.9	(1.0)
Net income		7,780		10,773	(27.8)		28,180		28,412	(0.8)
Earnings per share (pesos)		0.35		0.46	(23.9)		1.28		1.20	6.7
Earnings per ADR (dollars) (2)		0.66		0.78	(15.4)		2.39		2.06	16.0
Outstanding shares (millions)		22,045		23,665	(6.8)		22,045		23,665	(6.8)
Equivalent ADRs (millions) (2)		1,102		1,183	(6.8)		1,102		1,183	(6.8)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Mexico Financial Results

[ millions of Mexican constant pesos as of September 2005]

					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.

Revenues	Ps.	31,844	Ps.	32,908	(3.2)	Ps.	124,669	Ps.	128,428	(2.9)
EBITDA		16,566		16,900	(2.0)		64,435		65,486	(1.6)
EBITDA margin (%)		52.0		51.4	0.6		51.7		51.0	0.7
Operating income		11,985		12,217	(1.9)		45,565		44,626	2.1
Operating margin (%)		37.6		37.1	0.5		36.5		34.7	1.8

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.
(millions of Brazilian reais of each period)

Revenues		$1,947.7		$1,895.4	2.8		$7,689.0		$7,473.9	2.9
EBITDA		356.7		346.4	3.0		1,727.8		1,408.5	22.7
EBITDA margin (%)		18.3		18.3	0.0		22.5		18.8	3.7
Operating Income		110.7		62.6	76.8		664.0		231.0	187.4
Operating margin (%)		5.7		3.3	2.4		8.6		3.1	5.5

Chile

					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.
(millions of Chilean constant pesos as of September 2005)

Revenues		$16,207.0		$16,038.2	1.1		$65,000.0		$59,500.0	9.2
EBITDA		3,077.8		2,649.7	16.2		13,128.0		6,769.8	93.9
EBITDA margin (%)		19.0		16.5	2.5		20.2		11.4	8.8
Operating Income		404.1		100.7	301.3		2,649.1		(3,463.6)	NA
Operating margin (%)		2.5		0.6	1.9		4.1		(5.8)	9.9

Argentina

					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.
(millions of Argentinean pesos of each period)

Revenues		$84.4		$68.8	22.7		$300.8		$230.3	30.6
EBITDA		(1.1)		6.2	NA		30.8		14.5	112.4
EBITDA margin (%)		(1.3)		9.0	(10.3)		10.2		6.3	3.9
Operating Income		(6.4)		(5.1)	NA		1.0		(26.6)	NA
Operating margin (%)		(7.6)		(7.4)	(0.2)		0.3		(11.5)	11.8

Colombia

					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.
(millions of Colombian pesos of each period)

Revenues		$35,769.4		$20,829.0	71.7		$112,842.5		$81,299.0	38.8
EBITDA		16,052.6		7,668.9	109.3		44,857.6		27,220.0	64.8
EBITDA margin (%)		44.9		36.8	8.1		39.8		33.5	6.3
Operating Income		9,238.6		(418.4)	NA		21,582.0		(189.3)	NA
Operating margin (%)		25.8		(2.0)	27.8		19.1		(0.2)	19.3

Peru

					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.
(millions of New Soles of each period)

Revenues		$51.5		$38.4	34.1		$185.0		$157.0	17.8
EBITDA		13.9		7.9	75.9		45.4		28.3	60.4
EBITDA margin (%)		27.0		20.6	6.4		24.5		18.1	6.4
Operating Income		1.5		(15.5)	NA		(1.3)		(27.8)	NA
Operating margin (%)		2.9		(40.4)	43.3		(0.7)		(17.7)	17.0

Consolidated Financial Statements

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

Consolidated Statements of Income
[ millions of Mexican constant pesos as of September 2005 ]					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.
Revenues
Local	Ps.	14,557	Ps.	14,567	(0.1)	Ps.	58,464	Ps.	58,850	(0.7)
Domestic long distance		9,115		9,123	(0.1)		36,941		25,741	43.5
International long distance		3,144		3,952	(20.4)		13,171		12,289	7.2
Interconnection		4,337		5,242	(17.3)		18,394		19,838	(7.3)
Corporate networks		4,705		4,831	(2.6)		18,420		13,715	34.3
Internet		2,978		2,512	18.6		11,067		8,077	37.0
Others		2,499		2,229	12.1		6,491		6,167	5.2
Total		41,335		42,456	(2.6)		162,948		144,677	12.6

Costs and Expenses
Cost of sales and services		8,707		8,909	(2.3)		33,858		32,466	4.3
Commercial, administrative and general		7,010		7,359	(4.7)		27,397		23,181	18.2
Transport and interconnection		7,286		7,526	(3.2)		28,582		20,603	38.7
Depreciation and amortization		5,903		6,232	(5.3)		24,417		23,712	3.0
Total		28,906		30,026	(3.7)		114,254		99,962	14.3

Operating income		12,429		12,430	(0.0)		48,694		44,715	8.9

Comprehensive financing cost (income)
Net interest		1,299		312	316.3		3,916		3,116	25.7
Exchange loss (gain), net		1,607		(478)	(436.2)		3,400		(27)	(*)
Monetary gain, net		(866)		(1,391)	(37.7)		(1,980)		(2,945)	(32.8)
Total		2,040		(1,557)	(231.0)		5,336		144	(*)

Income before tax and employee profit sharing		10,389		13,987	(25.7)		43,358		44,571	(2.7)

Provisions for income tax and employee profit sharing		2,618		2,849	(8.1)		14,424		15,690	(8.1)

Income before equity in results of affiliates and
minority interest		7,771		11,138	(30.2)		28,934		28,881	0.2
Equity in results of affiliates		124		(40)	(410.0)		65		(119)	(154.6)
Minority interest		(115)		(325)	(64.6)		(819)		(350)	134.0

Majority net income	Ps.	7,780		$10,773	(27.8)		$28,180		$28,412	(0.8)

EBITDA (1)	Ps.	18,332		$18,662	(1.8)		$73,111		$68,427	6.8

EBITDA margin (%)		44.3		44.0	0.3		44.9		47.3	(2.4)
Operating margin (%)		30.1		29.3	0.8		29.9		30.9	(1.0)
(*) Percentage higher than 1,000%.

International Operations

		% of	Acquisition	Consolidation	Local exchange	Inflation
Company	Country	ownership	date	date	rate to US dollar	3rd quarter

TELMEX Argentina	Argentina	100.0	February 24, 2004	March 1, 2004	3.032	4.13%
Techtel	Argentina	100.0	April 19, 2004	May 1, 2004	3.032	4.13%
Metrored	Argentina	100.0	June 30, 2004	July 1, 2004	3.032	4.13%
TELMEX do Brasil	Brazil	100.0	February 24, 2004	March 1, 2004	2.341	1.00%
Embratel	Brazil	72.3	July 23, 2004	August 1, 2004	2.341	1.00%
TELMEX Chile	Chile	100.0	February 24, 2004	March 1, 2004	512.500	1.24%
TELMEX Corp. (Chilesat)	Chile	99.7	June 8, 2004	July 1, 2004	512.500	1.24%
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,284.220	0.83%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.431	1.39%
Net	Brazil	37.1	January 31, 2005	February 1, 2005	2.341	1.00%

The results of international operations were converted from local currency to US dollars and for consolidation to Mexican pesos. The exchange rate used from pesos to US dollars was 10.7109
Mexican pesos per US dollar.

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

Consolidated Balance Sheets
[ millions of Mexican constant pesos as of December 2005]

		December		December
		2005		2004
Assets
Cash and cash equivalents	Ps.	23,211	Ps.	21,182
Other current assets		31,719		40,921
Plant, property and equipment, net		150,577		157,050
Other assets		8,032		6,378
Goodwill, net		8,185		3,909
Net projected asset		22,477		26,476
Deferred taxes		5,788		5,507
Total assets	Ps.	249,989	Ps.	261,423

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	14,595	Ps.	13,634
Other current liabilities		30,183		36,479
Long-term debt		76,364		79,406
Labor obligations		1,995		1,782
Deferred taxes		15,505		18,704
Total liabilities		138,642		150,005
Stockholders' equity
Majority stockholders' equity		101,439		96,996
Minority interest		9,908		14,422
Total stockholders' equity		111,347		111,418
Total liabilities and stockholders' equity	Ps.	249,989	Ps.	261,423

Consolidated Free (5) and Net Cash Flow
(millions of Mexican constant pesos as of December 2005)

		September-December 2005

Majority Net Income	Ps.	28,180

+ Depreciation and amortization		24,417
+ Items not requiring the use of resources		(7,080)

Resources provided by operating activities		45,517

- Working capital		3,328
- Investment in the telephone plant		22,851
- Inventories for the operation		125

Free cash flow		19,213

Resources used:
- Share repurchase		17,281
- Dividend payments		8,508
- Acquisition of companies		3,353
- Financing amortizations		18,519

Resources provided:
+ New financing		23,157
+ Embratel capital increase		945
+ Sale of MCI shares		7,058

Net cash flow	Ps.	$2,712

(5) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Financial Results
Mexico Income Statements
[ millions of Mexican constant pesos as of December 2005]					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2004	Inc.
Revenues
Local	Ps.	13,786	Ps.	14,037	(1.8)	Ps.	55,802	Ps.	57,892	(3.6)
Domestic long distance		4,355		4,240	2.7		17,515		17,792	(1.6)
International long distance		2,394		2,973	(19.5)		9,771		10,630	(8.1)
Interconection		4,168		4,954	(15.9)		17,425		19,366	(10.0)
Corporate networks		2,748		2,670	2.9		10,294		9,944	3.5
Internet		2,159		1,845	17.0		8,149		6,950	17.3
Others		2,234		2,189	2.1		5,713		5,854	(2.4)
Total		31,844		32,908	(3.2)		124,669		128,428	(2.9)

Costs and Expenses
Cost of sales and services		7,484		7,981	(6.2)		29,481		30,723	(4.0)
Commercial, administrative and general		4,614		4,722	(2.3)		18,422		18,678	(1.4)
Transport and interconnection		3,180		3,305	(3.8)		12,331		13,541	(8.9)
Depreciation and amortization		4,581		4,683	(2.2)		18,870		20,860	(9.5)
Total		19,859		20,691	(4.0)		79,104		83,802	(5.6)

Operating income	Ps.	11,985	Ps.	12,217	(1.9)	Ps.	45,565	Ps.	44,626	2.1

EBITDA (1)	Ps.	16,566	Ps.	16,900	(2.0)	Ps.	64,435	Ps.	65,486	(1.6)

EBITDA margin (%)		52.0		51.4	0.6		51.7		51.0	0.7
Operating margin (%)		37.6		37.1	0.5		36.5		34.7	1.8

Mexico Balance Sheets
[ millions of Mexican constant pesos as of December 2005]							December		December
							2005		2004
Assets
Cash and cash equivalents						Ps.	20,230	Ps.	17,210
Other current assets							21,710		29,745
Investment in non-consolidated subsidiaries (6)							30,301		13,373
Plant, property and equipment, net							120,383		127,697
Other assets							3,949		3,567
Net projected asset							22,477		26,476
Total assets						Ps.	219,050	Ps.	218,068

Liabilities and stockholders' equity
Current portion of long-term debt						Ps.	13,432	Ps.	4,886
Other current liabilities							18,419		23,946
Long-term debt							70,115		73,536
Labor obligations							140		0
Deferred taxes							15,505		18,704
Total liabilities							117,611		121,072

Total stockholders' equity							101,439		96,996
Total liabilities and stockholders' equity						Ps.	219,050	Ps.	218,068
(6) Corresponds to subsidiaries in Latin America.

Mexico Operating Results

						% Inc. vs.
	4Q 2005	3Q 2005	2Q 2005	1Q 2005	4Q 2004	4Q 2004

Lines in service (thousand units)	18,375	18,135	17,852	17,536	17,172	7.0
Connections	497	458	485	501	590	(15.8)
Disconnections	258	174	169	138	235	10.1
Gain	239	284	316	363	356	(32.8)
Multifon Hogar + Kit	1,801	1,676	1,541	1,372	1,188	51.6
Penetration (%)
Digital services	41.4	40.9	40.1	39.2	38.2	3.2
Free voice mail (Buzón TELMEX)	49.3	47.9	46.1	43.7	42.2	7.1

Local Traffic
[ million units ]

Local calls	6,638	6,778	6,622	6,642	6,583	0.8
Interconnection minutes	8,807	8,804	8,812	8,373	8,089	8.9

Long Distance Traffic
[ million minutes]

Domestic long distance	4,478	4,577	4,501	4,297	4,190	6.9
International long distance
(incoming and outgoing)	2,011	1,815	1,627	1,677	1,628	23.5

Billed line equivalents 64kbps (thousands)	2,011	1,738	1,668	1,604	1,517	32.5
Internet (thousands)	2,116	2,025	1,927	1,855	1,741	21.5
Prodigy (Dial-up)	1,082	1,121	1,156	1,190	1,181	(8.3)
Infinitum (ADSL)	1,033	904	772	665	560	84.4
Penetration (%)	13.8	13.3	12.8	12.4	11.8	2.0

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2005 and 2004.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of December 2005 ]
					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,666	Ps.	13,973	(2.2)	Ps.	55,530	Ps.	57,684	(3.7)
Recovery of LADA
special projects		-		71	NA		-		1,845	NA
LADA interconnection		1,060		1,105	(4.1)		4,224		4,462	(5.3)
Interconnection with operators		246		365	(32.6)		1,424		1,485	(4.1)
Interconnection with cellular		3,884		4,456	(12.8)		15,916		17,859	(10.9)
Other		2,526		2,303	9.7		8,896		9,195	(3.3)
Total		21,382		22,273	(4.0)		85,990		92,530	(7.1)

Costs and expenses
Cost of sales and services		5,360		5,860	(8.5)		21,789		21,758	0.1
Commercial, administrative and general		3,692		3,486	5.9		15,193		15,376	(1.2)
Interconnection		3,051		3,268	(6.6)		12,017		13,367	(10.1)
Depreciation and amortization		3,000		3,143	(4.5)		12,591		13,973	(9.9)
Total		15,103		15,757	(4.2)		61,590		64,474	(4.5)

Operating income	Ps.	6,279	Ps.	6,516	(3.6)	Ps.	24,400	Ps.	28,056	(13.0)

EBITDA (1)	Ps.	9,279	Ps.	9,659	(3.9)	Ps.	36,991	Ps.	42,029	(12.0)

EBITDA margin (%)		43.4		43.4	0.0		43.0		45.4	(2.4)
Operating margin (%)		29.4		29.3	0.1		28.4		30.3	(1.9)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of December 2005 ]
					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2005	Inc.
Revenues
Domestic long distance	Ps.	4,142	Ps.	4,203	(1.5)	Ps.	16,661	Ps.	16,942	(1.7)
International long distance		2,099		2,605	(19.4)		8,555		9,401	(9.0)
Total		6,241		6,808	(8.3)		25,216		26,343	(4.3)

Costs and expenses
Cost of sales and services		1,340		1,437	(6.8)		5,416		5,953	(9.0)
Commercial, administrative and general		1,372		1,445	(5.1)		5,181		5,097	1.6
Interconnection to the local network		931		971	(4.1)		3,720		4,000	(7.0)
Cost of LADA special projects		-		55	NA		-		1,640	NA
Depreciation and amortization		629		615	2.3		2,582		2,868	(10.0)
Total		4,272		4,523	(5.5)		16,899		19,558	(13.6)

Operating income	Ps.	1,969	Ps.	2,285	(13.8)	Ps.	8,317	Ps.	6,785	22.6

EBITDA (1)	Ps.	2,598	Ps.	2,900	(10.4)	Ps.	10,899	Ps.	9,653	12.9

EBITDA margin (%)		41.6		42.6	(1.0)		43.2		36.6	6.6
Operating margin (%)		31.5		33.6	(2.1)		33.0		25.8	7.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Press Release Forth Quarter 2005.